

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

For Immediate Release

Investor Contact:
Jeremy Goldberg   (216) 797-8715

News Release No.: 10-25
Release Date: July 26, 2010

Media Contact:
Kimberly Kanary   (216) 797-8718

ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS
Same Community Revenue and Occupancy Up

Cleveland, Ohio – July 26, 2010 – Associated Estates Realty Corporation (NYSE: AEC) (NASDAQ: AEC) today reported funds from operations (FFO) for the second quarter ended June 30, 2010 of $0.15 per common share (basic and diluted), compared with $0.33 per common share (basic and diluted), for the second quarter ended June 30, 2009. FFO as adjusted for the second quarter of 2010 was $0.21 per common share (basic and diluted) after adjusting for non-cash charges of approximately $1.0 million and $700,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt, or $0.06 per common share. FFO as adjusted for the second quarter of 2009 was $0.33 per common share (basic and diluted). The lower per share 2010 FFO and FFO as adjusted amounts reflect the issuance of 14.4 million shares during the first half of 2010.

Net loss applicable to common shares was $4.5 million or $0.17 per common share (basic and diluted) for the second quarter ended June 30, 2010, compared with net income applicable to common shares of $10.3 million or $0.62 per common share (basic and diluted) for the second quarter ended June 30, 2009. The June 30, 2009 results include $0.78 per share (basic and diluted) attributable to income from discontinued operations; primarily due to gains from a property disposition.

Total revenue for the second quarter 2010 was $34.9 million compared with $32.7 million for the second quarter 2009.

"Apartment conditions in the first half were better than we expected," said Jeffrey I. Friedman, president and chief executive officer. "Our management team continues to be extremely focused during this choppy economic recovery," Friedman added.

A reconciliation of net (loss) income attributable to the Company to FFO, and to FFO as adjusted, is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

Same Community Portfolio Results
Net operating income (NOI) for the second quarter of 2010 for the Company's same community portfolio decreased 0.2 percent as a result of revenue increasing 0.6 percent and property operating expenses increasing 1.7 percent, compared with the second quarter of 2009. Physical occupancy was 96.6 percent at the end of the second quarter as compared with 95.4 percent at the end of the second quarter of 2009. Average net rent collected per unit for the second quarter for the same community properties was $859 per month compared with $855 in the second quarter of 2009. Net rent collected per unit for the second quarter for the Company's same community Midwest portfolio decreased 0.4 percent to $785 and net collected rent per unit for the Company's same community Mid-Atlantic portfolio decreased 0.2 percent to $1,165, while net rent collected per unit for the Company's same community properties in the Southeast markets increased 3.0 percent to $900.



Additional quarterly financial information, including performance by region for the Company's portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investors" section of the Company's website at www.AssociatedEstates.com, or by clicking on the following link: http://ir.AssociatedEstates.com/results.cfm.

First Half Performance

FFO as adjusted for the six months ended June 30, 2010, was $0.39 per common share (basic and diluted) and excludes a credit to expenses of $553,000 or approximately $0.02 per common share for a refund of defeasance costs on certain previously defeased loans and the previously mentioned non-cash charges of $1.0 million and $700,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt. FFO as adjusted for the first half of 2009 was $0.65 per common share (basic and diluted) and excludes a credit to expenses of $563,000 or approximately $0.03 per common share for a refund of defeasance costs on certain previously defeased loans. As previously mentioned, the lower per share 2010 FFO and FFO as adjusted amounts reflect the issuance of 14.4 million shares during the first half of 2010.

For the six months ended June 30, 2010, net loss applicable to common shares was $8.5 million or $0.35 per common share (basic and diluted) compared to net income applicable to common shares of $9.3 million or $0.56 per common share (basic and diluted) for the period ended June 30, 2009. The results for the six month period ended June 30, 2009 include income from discontinued operations of $0.94 per common share; primarily due to gains from property dispositions.

A reconciliation of net (loss) income attributable to the Company to FFO and FFO as adjusted, is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

NOI for the six months ended June 30, 2010 for the Company's Same Community portfolio, decreased 1.0 percent due to flat revenue and a 1.4 percent increase in property operating expenses compared to the first six months of 2009.

Acquisitions

On May 18, the Company purchased Riverside Station Apartments, a Class A apartment community located in Woodbridge, Virginia. The property was built in 2005, contains 304 units and is approximately 20 miles south of the District of Columbia.

Equity and Debt Financing

The Company completed the sale of 14,375,000 common shares in the first half of 2010 resulting in net proceeds of approximately $169.2 million. The use of proceeds included repaying debt, redeeming preferred shares and partially funding the Woodbridge, Virginia acquisition.

As of June 30, 2010, the Company had $35.0 million outstanding on its $150.0 million unsecured revolving credit facility. For the remainder of 2010, the Company has $21.0 million of debt maturing in December, which it plans to refinance.

"It's been a transformational first half. Given our capital market activity and the impact of the use of proceeds from that activity, our balance sheet is very well-positioned," said Lou Fatica, vice president, chief financial officer and treasurer.



2010 Outlook
The Company has increased its current full year FFO as adjusted guidance range to $0.87 to $0.93 per common share. Detailed assumptions relating to the Company's earnings guidance can be found on page 25 of the second quarter 2010 supplemental fact booklet on the Company's website at www.AssociatedEstates.com.

Conference Call
A conference call to discuss the results will be held on Tuesday, July 27 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is 800-860-2442, and the passcode is "Estates."

Via the Internet (listen only): Access the Company's website at www.AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q2 2010 Earnings Webcast" link. The webcast will be archived through August 10, 2010.

Company Profile
Associated Estates is a real estate investment trust ("REIT") and is a member of the Russell 2000. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 50 properties containing 12,730 units located in eight states. For more information about the Company, please visit its website at www.AssociatedEstates.com.

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FFO and FFO as adjusted are non-Generally Accepted Accounting Principle (GAAP) measures. The Company generally considers FFO and FFO as adjusted to be useful measures for reviewing the comparative operating and financial performance of the Company because FFO and FFO as adjusted can help one compare the operating performance of a company's real estate between periods or to different REITs. A reconciliation of net (loss) income attributable to the Company to FFO and to FFO as adjusted is included in the table at the end of this press release and in the Company's supplemental financial information to be included with this earnings release and furnished to the Securities and Exchange Commission on Form 8-K.

Safe Harbor Statement
"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2010 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; new acquisitions and/or development projects may fail to perform in accordance with the Company's expectations; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; shareholder ownership limitations that may discourage a takeover otherwise considered favorably by shareholders; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims that are not covered by the Company's insurance; catastrophic property damage losses that are not covered by the Company's insurance; the ability to acquire properties at prices consistent with the Company's investment criteria; risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence; changes in or termination of contracts relating to third party management and advisory business; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and construction and construction business risks.

ASSOCIATED ESTATES REALTY CORPORATION
2ⁿᵈ QUARTER EARNINGS

ASSOCIATED ESTATES REALTY CORPORATION

Financial Highlights

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Total revenue	$ 34,880	$ 32,748	$ 67,836	$ 65,137
Net (loss) income attributable to AERC	$ (2,574)	$ 11,728	$ (5,480)	$ 11,842
Add: Depreciation - real estate assets	8,367	8,245	16,589	16,500
Amortization of intangible assets	192	173	192	1,011
Less: Preferred share dividends	(980)	(1,049)	(2,030)	(2,100)
Preferred share redemption costs	(993)	-	(993)	-
Gain on disposition of properties/gain on insurance recoveries	-	(13,679)	-	(15,957)
Funds from Operations (FFO) [1]	$ 4,012	$ 5,418	$ 8,278	$ 11,296
Funds from Operations (FFO) as adjusted [2]	$ 5,732	$ 5,418	$ 9,445	$ 10,733
Add: Depreciation - other assets	412	385	810	758
Amortization of deferred financing fees	315	301	697	623
Less: Recurring fixed asset additions	(2,008)	(1,707)	(3,229)	(3,065)
Funds Available for Distribution (FAD) [3]	$ 4,451	$ 4,397	$ 7,723	$ 9,049
Per share:				
Net (loss) income applicable to common shares - basic and diluted	$ (0.17)	$ 0.62	$ (0.35)	$ 0.56
Funds from Operations - basic and diluted [1]	$ 0.15	$ 0.33	$ 0.34	$ 0.69
Funds from Operations as adjusted - basic and diluted [2]	$ 0.21	$ 0.33	$ 0.39	$ 0.65
Dividends per share	$ 0.17	$ 0.17	$ 0.34	$ 0.34
Weighted average shares outstanding - basic and diluted	27,433	16,528	24,316	16,481

(1)   The Company defines FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2)   The Company defines FFO as adjusted as FFO, as defined above, plus the add back of refunds on previously defeased loans of $(553,000) and $(563,000) for the six months ended June 30, 2010 and June 30, 2009 respectively. In accordance with GAAP, these refunds on previously defeased loans are included as interest expense in the Company's Consolidated Statement of Operations. Additionally, the three and six months ended June 30, 2010 includes add backs of non–cash charges of $1.0 million and $700,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(3)   The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

The full text and supplemental schedules of this press release are available on Associated Estates' website at www.AssociatedEstates.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372. For more information, access the Investors section of www.AssociatedEstates.com.